Contact

www.linkedin.com/in/milespenn
(LinkedIn)

Top Skills

Java

Ruby on Rails

Entrepreneurship

Honors-Awards

Forbes 30 Under 30: Retail &
Ecommerce

Miles Penn

AI / Deep Learning & Apparel
San Francisco, California, United States

Experience

MTailor
CEO
September 2012 - Present (10 years 1 month)
San Francisco, California

MTailor sells men's custom shirts by measuring you with your phone's camera.
We're 20% more accurate than a professional tailor.

Website: www.MTailor.com
App: https://itunes.apple.com/us/app/mtailor/id816042916?mt=8 | https://
play.google.com/store/apps/details?id=com.mtailor.android&hl=en_US

Goldman Sachs
Summer Analyst
June 2012 - August 2012 (3 months)
New York, NY

Investment Banking in the Technology, Media and Telecom Group

Goldman Sachs
Summer Analyst
June 2011 - August 2011 (3 months)
New York, NY

Investment Banking in the Technology, Media and Telecom Group

Compass Global Investments
Research Analyst
July 2010 - September 2010 (3 months)
New York, NY

Provided deep research and recommendations for equity and credit
investments

Tyndall Management
Research Analyst
July 2009 - September 2009 (3 months)
New York, NY

Researched potential long and short equity investments

NGP Energy Technology Partners
Summer Research Analyst
2006 - 2007 (1 year)

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Education

Stanford University
Bachelor of Science (BS) with Distinction, Mathematics · (2008 - 2012)

Y Combinator (YC) S14
· (2014 - 2014)

Horace Mann School
· (1995 - 2008)